Exhibit 99.4

Garden Market Research
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2005 Proves a Banner Year for the Gardening Industry

Past Research Articles
Could the Lawn and Garden Business be Doing Better?

Eighty-three percent of all U.S. households, or an estimated 91 million households, participated in one or more types of do-it-yourself indoor and outdoor lawn and garden activities in 2005. That set a new record both in terms of the percentage and number of households participating in lawn and garden activities. It was also the biggest increase in lawn and garden participation seen in a single year since 2001. The number of households participating in lawn and garden activities from 2004 to 2005 increased by 9 million households or 11 percent. From 2000 to 2004, household participation in lawn and garden activities ranged from a low of 76 million in 2000 to a high of 85 million in 2001 and 2002, and averaged 82 million households. The 91 million households participating in lawn and garden activities in 2005 was nine million greater than the previous five-year average. In our opinion, the strength of sales of new and existing homes over the last few years is the main driver of increased participation in lawn and garden activities in 2005.

Lawn and garden participation in 2005 was highest among married households, people 55 years of age and older, college graduates, those with annual incomes over $50,000, those with children at home, and among households that are employed full-time or are retirees.

Average Spending on Lawns and Gardens Is Down

The $387 average spent on lawn and garden activities nationwide by participating households in 2005 was $62 or 13 percent less than the $449 average spent in 2004. This is similar to previous years that featured a significant increase in household participation in lawn and garden activities, when we also recorded a decline in the average total spent. We believe this is because new lawn and garden participants tend to spend less the first year they take up an activity than they do in later years, as interest and expertise increase. From 2000 to 2005 average spending on lawns and gardens ranged from a low of $387 in 2005 to a high of $466 in 2002 and averaged $440. The $387 average spent in 2005 was $53 or 12 percent less than the five-year average.

Households that spent more than the national average on their lawns and gardens in 2005 included men, people 45 years of age and older, college graduates, married households, those with annual incomes of $50,000 and more, in the Midwest and South, with no children at home, two-person households, and households that are employed full-time or are retirees.
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Total Lawn and Garden Retail Sales Decline

While overall participation in lawn and garden activities increased, the average amount spent per household decreased, resulting in a small decline in total lawn and garden sales in 2005. Lawn and garden retail sales totaled $35.208 billion in 2005 -- four percent less than in 2004, when consumers spent a total of $36.778 on their lawns and gardens. Sales increased in nine out of 16 categories of lawn and garden activities in 2005; they decreased in the remaining seven categories. Total lawn and garden sales have not seen a significant increase in the last three years. Over the past five years, total lawn and garden retail sales have ranged from a low of $33.404 billion in 2000 to a high of $39.635 billion in 2002 and averaged $36.885 billion. The $35.208 billion spent in 2005 was five percent less than the five-year average.

Households that spent the most on their lawns and gardens in 2005 included those with no children at home, married households, college graduates, two-person households, those in the South, those with annual incomes over $75,000, and among people 45 years of age and older.

For more information contact:
Bruce Butterfield
NGA Research Director
802-863-5251, ext. 113
bruceb@garden.org

                    (C) 2007, National Gardening Association
                 1100 Dorset Street, South Burlington, VT 05403
                               Phone: 802-863-5251